                                                 -------------------------------
                                                  OMB Number:  3235-0145
                                                  Expires:  October 31, 1997
                                                  Estimated average burden
                                                  hours per response.....14.90
                                                 -------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PURE ATRIA  CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   746217108
              ---------------------------------------------------
                                (CUSIP Number)


    PAUL D. LEVY, RATIONAl SOFTWARE CORPORATION, 2800 SAN TOMAS EXPRESSWAY,
--------------------------------------------------------------------------------
                     SANTA CLARA, CA 95051 (408) 496-3600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 7, 1997
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 2 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RATIONAL SOFTWARE CORPORATION
      54-1217099
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
       00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Approximately 8,520,672 shares (Rational holds the
                          option to purchase shares of Issuer Common Stock which will become exercisable only upon the occurrence of certain events, as specified in the Stock Option
                          Agreement filed herewith as Exhibit 4. The option is exercisable for that number of shares, equal to 19.9% of Issuer Common Stock outstanding on the date the option becomes exercisable. The number of shares reported hereon is approximated based on the number of shares of Issuer Common Stock outstanding at April 7,
                          1997.)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,195,807 (includes an aggregate of 730,281
                          shares subject to options exercisable within 60 days
                          of April 7, 1997)
    OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Approximately 8,520,672 shares (Rational holds the
                          option to purchase shares of Issuer Common Stock which will become exercisable only upon the occurrence of certain events, as specified in the Stock Option
                          Agreement filed herewith as Exhibit 4. The option is exercisable for that number of shares, equal to 19.9% of Issuer Common Stock outstanding on the date the option becomes exercisable. The number of shares reported hereon is approximated based on the number of shares of Issuer Common Stock outstanding at March 14,
                          1997.)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      13,716,479
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 3 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      REED HASTINGS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
       00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,070,000 (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the sum of which
                          is filed as Exhibit 2 to this Schedule 13D)
    OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,070,000 (Subject to the restrictions set forth in an
                          Affilliate Voting Agreement dated April 7, 1997, the form of which is filed as Exhibit 7 to this Schedule
                          13D)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      4,070,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 4 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PAUL H. LEVINE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
       00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          386,943(1) (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
    OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             386,943(1) (Subject to the restrictions set forth in
                          an Affilliate Voting Agreement dated April 7, 1997, the form of which is filed as Exhibit 7 to this
                          Schedule 13D)

     PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      386,943(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 148,282 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisable within 60 days of April 7, 1997.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 5 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LOUIS J. VOLPE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          78,580(1) (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
    OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             78,580(1) (Subject to the restrictions set forth in an
                          Affilliate Voting Agreement dated April 7, 1997, the form of which is filed as Exhibit 7 to this Schedule
                          13D)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      78,580(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 56,394 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisabale within 60 days of April 7, 1997.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 6 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID A. LITWACK
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,251(1) (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
    OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             20,251(1) (Subject to the restrictions set forth in an
                          Affiliate Voting Agreement dated April 7, 1997, the form of which is filed as Exhibit 7 to this Schedule
                          13D)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      20,251
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.05%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 20,251 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisabale within 60 days of April 7, 1997.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 7 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THOMAS A. JERMOLUK
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,000(1) (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,000(1) (Subject to the restrictions set forth in an
                          Affiliate Voting Agreement dated April 7, 1997, the form of which is filed as Exhibit 7 to this Schedule
                          13D)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      15,000(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.04%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes 15,000 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisabale within 60 days of April 7, 1997.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 8 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AKI FUJIMURA
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          446,383(1) (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             446,383(1) (Subject to the restrictions set forth in
                          an Affilliate Voting Agreement dated April 7, 1997,
                          the form of which is filed as Exhibit 7 to this
                          Schedule 13D)
       PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      446,383(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 342,183 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisabale within 60 days of April 7, 1997.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 9 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHUCK BAY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
 5

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          137,000(1) (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             137,000(1) (Subject to the restrictions set forth in
                          an Affilliate Voting Agreement dated April 7, 1997,
                          the form of which is filed as Exhibit 7 to this
                          Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      137,000(1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.32%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 107,000 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisabale within 60 days of April 7, 1997.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                      PAGE 10 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      W. GEOFFREY STEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
 5

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          41,650(1) (Subject to the restrictions set forth in a
                          Voting Agreement dated April 7, 1997, the form of
                          which is filed as Exhibit 2 to this Schedule 13D)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             41,650(1) (Subject to the restrictions set forth in an
                          Affilliate Voting Agreement dated April 7, 1997, the
                          form of which is filed as Exhibit 7 to this Schedule
                          13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      41,650(1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 41,171 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisabale within 60 days of April 7, 1997.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                     PAGE 11 OF 31 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID BARRETT
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
     SOURCE OF FUNDS
 4
     00

-------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5   2(D) OR 2(E) [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                     PAGE 12 OF 31 PAGES
-----------------------                                  ---------------------


   Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rational Software Corporation, a Delaware corporation ("Rational"), or by Reed Hastings, Paul H. Levine, Louis J. Volpe, David A. Litwack, Thomas A. Jermoluk, Aki Fujimura, Chuck Bay, W. Geoffrey Stein, or David Barrett (collectively, the "Pure Atria Stockholders") that it or
                                            -----------------------
he is the beneficial owner of any of the Common Stock referred to herein, other than shares of Pure Atria Common Stock issued and outstanding and owned of record by the aforementioned persons as of the date hereof, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or
                                                                       ---
for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Pure Atria Stockholder has been provided by such Pure Atria Stockholder, and any information contained herein as to Rational has been provided by Rational.

ITEM 1.   SECURITY AND ISSUER.

  This statement on Schedule 13D relates to the common stock, par value $0.0001 per share ("Issuer Common Stock"), of Pure Atria Corporation, a Delaware
            -------------------
corporation ("Issuer").  The principal executive offices of Issuer are located
              ------
at 1309 South Mary Avenue, Sunnyvale, California 94087.

ITEM 2.   IDENTITY AND BACKGROUND.

  The names of the people filing this statement are Rational Software Corporation, a Delaware corporation, Reed Hastings, Paul H. Levine, Louis J. Volpe, David A. Litwack, Thomas A. Jermoluk, Aki Fujimura, Chuck Bay, W. Geoffrey Stein, or David Barrett. The address of the principal office and principal business of Rational is 2800 San Tomas Expressway, Santa Clara, California 95051. Rational develops, markets and supports a comprehensive solution for the component-based development of software systems. Set forth in Schedule A is a list of each of Rational's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Rational in which such employment is conducted. Set forth in Schedule B is a list of each the Pure Atria Stockholders, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

  During the past five years neither Rational nor any of the Pure Atria Stockholders nor, to Rational's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Rational nor any of the Pure Atria Stockholders nor, to Rational's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                     PAGE 13 OF 31 PAGES
-----------------------                                  ---------------------


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Pursuant to an Agreement and Plan of Reorganization dated April 7, 1997 (the "Merger Agreement") among Rational, Wings Merger Corporation, a Delaware
-----------------
corporation and a wholly-owned subsidiary of Rational ("Merger Sub") and Issuer,
                                                        ----------
and subject to the conditions set forth therein (including approval by stockholders of Issuer and Rational), Merger Sub will be merged with and into Issuer (the "Merger"), with each share of Issuer Common Stock being converted
             ------
into the right to receive 0.9 shares of Rational common stock, $0.01 par value per share ("Rational Common Stock"). The foregoing summary of the Merger is
            ---------------------
qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. As an inducement to enter into the Merger Agreement, Issuer granted Rational an option to purchase Issuer Common Stock, as described in Item 4 hereof, and as set forth in the Stock Option Agreement filed herewith as Exhibit 4. The SQA Stockholders are not parties to the Merger Agreement.

  This statement on Schedule 13D also relates to a voting agreement as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

  As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Rational, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware Law"). At
                                                          ------------
the effective time of the Merger (the "Effective Time"), the separate existence
                                       --------------
of Merger Sub will cease and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Rational ("Surviving Corporation"). The
                                               ---------------------
initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation; provided, however, at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Pure Atria Corporation." The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

  In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.9
shares of Rational Common Stock.   In addition, Rational will assume all
purchase rights outstanding under the Issuer's Employee Stock Purchase Plan and will assume all of the options to purchase Issuer Common Stock under the following Issuer stock plans: the Pure Atria 1995 Stock Plan, the Pure Software, Inc. 1992 Stock Option/Stock Issuance Plan, the Atria Software, Inc. 1994 Stock Plan, the Atria Software, Inc. 1994 Non-Employee Director Stock Option Plan, the Atria Software, Inc. 1990 Stock Option Plan, the Integrity QA Software, Inc. 1995 Stock Option Plan, the Performix, Inc. 1991 Stock Option Plan and the QualTrak 1994 Stock Option Plan. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                     PAGE 14 OF 31 PAGES
-----------------------                                  ---------------------


  The Merger Agreement contains customary representations and warranties on the part of Rational and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Rational and Issuer and no event with a material adverse effect with respect to either party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

  Under certain circumstances, if the Merger Agreement is terminated without consummation of the Merger, then either Issuer or Rational may be required to pay certain break-up fees to the other party. Specifically, if in certain circumstances either the Issuer or Rational board of directors does not recommend that its stockholders approve the Merger, recommends that its stockholders approve an acquisition proposal superior to the Merger, or fails to hold a stockholder meeting before September 30, 1997, then Issuer or Rational, as the case may be, must pay the other party $18,000,000. Further, if in certain circumstances (i) there is a competitive acquisition bid pending with respect to either party, (ii) the stockholders of such party vote down the Merger (a "Negative Vote"), and (iii) such party consummates or agrees to an acquisition within specified time limits, then such party must pay to the other party $18,000,000. Finally, a party must pay the other party $3 million (in addition to any other break-up fee required) if (i) such party is required to pay the other party the $18 million fee in any case described above, (ii) such party's stockholders vote down the Merger even if no requirement to pay the $18 million fee arises, or (iii) such party breaches a representation, warranty or covenant in the Merger Agreement or experiences a material adverse effect such that the other party may terminate the Merger Agreement

  The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. The Pure Atria Stockholders are not parties to the Merger Agreement.

  As an inducement to Rational to enter into the Merger Agreement, certain of Pure Atria's stockholders (the "Pure Atria Stockholders") have each entered into
                                -----------------------
a Voting Agreement dated as of April 7, 1997 (the "Voting Agreement") with
                                                   ----------------
Rational. Pursuant to the Voting Agreements, the stockholders have agreed to vote, and to grant the Rational Board of Directors a proxy to vote, the shares of Issuer Common Stock owned by them in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each Pure Atria Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each Pure Atria Stockholder is set forth in Schedule B hereto which is hereby incorporated herein by reference. Rational did not pay any additional consideration to any stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

  Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, certain Rational stockholders have entered into a voting agreement with Issuer on substantially the same terms as the Voting Agreement.
A copy of the form of this agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                     PAGE 15 OF 31 PAGES
-----------------------                                  ---------------------


  Also as an inducement to Rational to enter into the Merger Agreement, Rational and Issuer entered into a Stock Option Agreement dated April 7, 1997 ("Stock
                                                                       -----
Option Agreement") pursuant to which Issuer granted Rational the right (the
----------------
"Option"), under certain conditions, to purchase that number of shares of Issuer
-------
Common Stock equal to 19.9% of the Issuer Common Stock outstanding on the date the Option first becomes exercisable for $21.038 per share. In the event Rational exercises the option, (i) Rational may pay for the Issuer Common Stock with cash or shares of its common stock, (ii) Rational will have certain rights to put the Issuer Common Stock back to Issuer, and (iii) Issuer will have certain rights to call the Issuer Common Stock back from Rational. A copy of this Stock Option Agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference. The Pure Atria Stockholders are not parties to the Stock Option Agreement.

  Also in connection with the Merger Agreement, and as an inducement for Issuer to sign such agreement, Rational has entered into a reciprocal stock option agreement with Issuer on substantially the same terms as the Stock Option Agreement, except that the per share exercise price for Rational Common Stock is $23.375. A copy of the form of this agreement is included as Exhibit 5 to this
Schedule 13D and incorporated herein by reference.

  Also in connection with the Merger Agreement and to avoid interfering with Rational accounting for the Merger as a pooling of interests, certain stockholders of Rational (each a "Rational Affiliate") have each entered into an
                                  -------- ---------
affiliate agreement with Rational (collectively, the "Affiliate Agreements")
                                                      --------------------
pursuant to which each Rational Affiliate has agreed to not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position or enter into any similar transaction (through derivatives or otherwise) intended to reduce, or having the effect directly or indirectly of reducing, such Rational Affiliate's risk relative to any shares of Rational Common Stock owned by such Rational Affiliate during the period commencing thirty days prior to the Effective Time and ending at such time as financial results covering at least 30 days of combined operations of Rational and Issuer have been published by Rational. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

  Also in connection with the Merger Agreement, certain Pure Atria stockholders (each a "Pure Atria Affiliate") have each entered into an affiliate agreement with Rational on substantially the same terms as the Affiliate Agreements, except that each Pure Atria Affiliate has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Pure Atria Affiliate will be made in accordance with Rule 145 promulgated by the Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Pure Atria Affiliate. A copy of a form of this agreement is included as Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

  As a result of and subject to the Voting Agreement and the irrevocable proxy granted pursuant thereto, Rational has sole power to vote an aggregate of 5,195,807 shares of Issuer Common Stock (including an aggregate of 730,281 shares subject to options purchasable by the Pure Atria Stockholders within 60 days of April 7, 1997)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                     PAGE 16 OF 31 PAGES
-----------------------                                  ---------------------

for the limited purposes described in Item 4 above, and such shares constitute approximately 12.13% of the issued and outstanding shares of Issuer Common Stock as of April 7, 1997. If pursuant to the Stock Option Agreement the Option becomes exercisable, Rational would have the right to acquire up to 19.9% of the Issuer Common Stock outstanding as of the date the Option becomes exercisable. Based on the number of shares of Issuer Common Stock outstanding at April 7, 1997, Rational would have the right to acquire up to 8,520,672 shares of Issuer Common Stock. If such shares are acquired, Rational would have sole voting and, subject to Issuer's Call Right on such stock, dispositive power over such shares. The Pure Atria Stockholders are not parties to the Stock Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and the Option, if it is exercised, Rational may be deemed to beneficially own an aggregate of 13,716,479 shares of Issuer Common Stock (including an aggregate of 730,281 shares subject to options purchasable by the Pure Atria Stockholders within 60 days as of April 7, 1997) or 32.03% of the issued and outstanding shares of Issuer Common Stock calculated as of April 7, 1997.

  To Rational's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Rational has not affected any transaction in Issuer Common Stock during the past 60 days and to Rational's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

  Set forth on Schedule C opposite each Pure Atria Stockholder's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Pure Atria Stockholder as of the date hereof (identifying those shares which there is a right to acquire) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of April 7, 1997). As a result of and subject to the Voting Agreement and the proxies granted to Rational pursuant thereto, each of the Pure Atria Stockholders has granted Rational sole voting power to vote that number of shares of Issuer Common Stock as is set forth on Schedule C opposite such Individual's name (including those shares which there is a right to acquire) for the limited purposes described in Item 4 above. Subject to the Affiliate Agreements described in Item 4, a form of which is attached herewith as Exhibit 7, each Pure Atria Stockholder has sole dispositive power with respect to these shares set forth opposite such stockholder's name on Schedule
C. Each Individual represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

  Other than as described herein, to Rational's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

  The following documents are filed as exhibits:

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 746217108                                     PAGE 17 OF 31 PAGES
-----------------------                                  ---------------------


  1. Agreement and Plan or Reorganization dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Wings Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Rational Software Corporation, and Pure Atria Corporation, a Delaware corporation.

  2. Voting Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

  3. Voting Agreement dated April 7, 1997 by and between Pure Atria Corporation, a Delaware corporation, and certain stockholders of Rational Software Corporation, a Delaware corporation.

  4. Stock Option Agreement dated April 7, 1997, by and between Pure Atria Corporation, a Delaware corporation, and Rational Software Corporation, a Delaware corporation (granting Rational an option to purchase Pure Atria Common Stock).

  5. Stock Option Agreement dated April 7, 1997 by and between Pure Atria Corporation, a Delaware corporation, and Rational Software Corporation, a Delaware corporation (granting Pure Atria an option to purchase Rational Common Stock).

  6. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware corporation, and certain stockholders of Rational Software Corporation, a Delaware corporation.

  7. Form of Affiliate Agreement dated April 7, 1997 by and among Rational Software Corporation, a Delaware corporation, Pure Atria Corporation, a Delaware corporation, and certain stockholders of Pure Atria Corporation, a Delaware corporation.

                                 SCHEDULE 13D


----------------------                           ----------------------------
CUSIP NO. 746217108                                    PAGE 18 0F 31 PAGES
----------------------                           ----------------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997

                         RATIONAL SOFTWARE CORPORATION


                         By:    /s/  Paul D.Levy
                                ----------------------------------------------
                         Title: Chairman of the Board and Chief Executive
                                Officer

                                 SCHEDULE 13D

-------------------------                      ---------------------------
  CUSIP NO. 746217108                              PAGE 19 OF 31 PAGES
-------------------------                      ---------------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997


                              /s/ Reed Hastings
                              -----------------------------
                              Reed Hastings

                                 SCHEDULE 13D

-----------------------                        --------------------------
  CUSIP NO. 746217108                             PAGE 20 OF 31 PAGES
-----------------------                        --------------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997



                              /s/ Paul H. Levine
                              --------------------------------
                              Paul H. Levine

                                 SCHEDULE 13D

------------------------                      -------------------------
  CUSIP No. 746217108                            PAGE 21 OF 31 PAGES
------------------------                      -------------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997


                         /s/  Louis J. Volpe
                         --------------------------------
                         Louis J. Volpe

                                 SCHEDULE 13D

----------------------------                    --------------------------
   CUSIP N0. 746217108                              PAGE 22 OF 31 PAGES
----------------------------                    --------------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997


                         /s/  David A. Litwack
                         ---------------------------------
                         David A. Litwack

                                 SCHEDULE 13D

------------------------                       --------------------------
  CUSIP NO. 746217108                              PAGE 23 OF 31 PAGES
------------------------                       --------------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997


                         /s/  Thomas A. Jermoluk
                         --------------------------------------
                         Thomas A. Jermoluk

                                 SCHEDULE 13D

-----------------------                        ---------------------------
  CUSIP NO. 746217108                               PAGE 24 OF 31 PAGES
-----------------------                        ---------------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997


                         /s/  Aki Fujimura
                         --------------------------------
                         Aki Fujimura

                                 SCHEDULE 13D

-------------------------                      --------------------------
  CUSIP NO. 746217108                              PAGE 25 OF 31 PAGES
-------------------------                      --------------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997


                         /s/  Chuck Bay
                         ------------------------------
                         Chuck Bay

                                 SCHEDULE 13D

--------------------                                      -------------------
CUISP NO. 746217108                                       PAGE 26 OF 31 PAGES
--------------------                                      -------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997


                         /s/  W. Geoffrey Stein
                         ---------------------------------
                         W. Geoffrey Stein

                                 SCHEDULE 13D

--------------------                                      -------------------
CUISP NO. 746217108                                       PAGE 27 OF 31 PAGES
--------------------                                      -------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    April 17, 1997


                                   /s/  David Barrett
                                   -----------------------------
                                   David Barrett

                                 SCHEDULE 13D

--------------------                                      -------------------
CUISP NO. 746217108                                       PAGE 28 OF 31 PAGES
--------------------                                      -------------------

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         RATIONAL SOFTWARE CORPORATION

                             Present Principal
                            Occupation Including
  Name and Title              Name of Employer                            Citizenship
  --------------            --------------------                          -----------
Paul D. Levy             Chairman of the Board of Directors                   U.S.
                         and Chief Executive Officer of Rational

Michael T. Devlin        President and Director of Rational                   U.S.

Robert T. Bond           Senior Vice President, Chief Operating Officer,      U.S.
                         Chief Financial Officer and Secretary of Rational

David H. Bernstein       Senior Vice President and General Manager,           U.S.
                         Products of Rational

John R. Lovitt           Senior Vice President North American Field           U.S.
                         Operations of Rational

Stephen F. Zeigler       Senior Vice President and General Manager,           U.S.
                         UNIX Application of Rational

Timothy A. Brennan       Vice President, Finance and Administration           U.S.
                         of Rational

Kevin J. Haar            Vice President, Major Accounts, North American       U.S.
                         Field Operations of Rational

Ivar Jacobson            Vice President, Business Engineering of Rational     SWEDEN

                                 SCHEDULE 13D

--------------------                                      -------------------
CUISP NO. 746217108                                       PAGE 29 OF 31 PAGES
--------------------                                      -------------------

Joseph N. Marasco      Vice President and General Manager,                  U.S.
                       Windows Application Construction
                       Products of Rational

Gregory L. Meyers      Vice President and General Manager,                  U.S.
                       Object Modeling Products of Rational

Richard P. Reitman     Vice President, Process and Project                  U.S.
                       Management Products of Rational

Gerard J. Rudisin      Vice President, Corporate Marketing of               U.S.
                       Rational

Thomas F. Bogan        Vice President and General Manager,                  U.S.
                       Software Quality Assurance Business Unit
                       of Rational

Dean Leffingwell       Vice President and General Manager,                  U.S.
                       Requirements Management Business Unit
                       of Rational

James S. Campbell      Director of Rational and Managing Director of        U.S.
                       Management Partners International Corporation

Daniel H. Case III     Director of Rational and President and Chief         U.S.
                       Executive Officer of Hambrecht & Quist Group

Leslie G. Denend       Director of Rational and President and Chief         U.S.
                       Executive Officer of Network General Corporation

John E. Montague       Director of Rational and Vice President, Financial   U.S.
                       Strategies at Lockheed Martin Corporation

Allison R. Schleicher  Director of Rational and Vice President, Finance     U.S.
                       of IBM Credit Corporation

                                 SCHEDULE 13D

--------------------                                      -------------------
CUISP NO. 746217108                                       PAGE 30 OF 31 PAGES
--------------------                                      -------------------

                                  SCHEDULE B

                                                       Name and Address of Corporation or
                          Principal Occupation or        Other Organization in Which
     Individual                Employment                         Employed                      Citizenship
-------------------     -------------------------      ----------------------------------     ---------------
Reed Hastings           President and Chief            Pure Atria Corporation                      U.S.
                        Executive Officer              1309 South Mary Avenue
                                                       Sunnyvale, CA 94087

Chuck Bay               Vice President, Finance,       Pure Atria Corporation                      U.S.
                        Chief Financial Officer, and   1309 South Mary Avenue
                        Secretary                      Sunnyvale, CA 94087

W. Geoffrey Stein       Vice President, General        Pure Atria Corporation                      U.S.
                        Counsel and Assistant          1309 South Mary Avenue
                        Secretary                      Sunnyvale, CA 94087

Paul H. Levine          Chairman of the Board of       Pure Atria Corporation                      U.S.
                        Directors                      1309 South Mary Avenue
                                                       Sunnyvale, CA 94087

Louis J. Volpe          Senior Vice President of       GeoTel Communications                       U.S.
                        Sales and Marketing            Corporation
                                                       25 Porter Road
                                                       Littleton, MA 01460

Thomas A. Jermoluk      President, Chief Executive     Home Networks                               U.S.
                        Officer and Chairman of        385 Ravendale Drive
                        the Board of Directors         Mountain View, CA 94043

David A. Litwack        Senior Vice President          Powersoft Corp.                             U.S.
                                                       561 Virginia Road
                                                       Concord, MA 01742

Aki Fujimura            Director                       Pure Atria Corporation                      U.S.
                                                       1309 South Mary Avenue
                                                       Sunnyvale, CA 94087

David Barrett           Vice President of              Pure Atria Corporation                      U.S.
                        Worldwide Sales                1309 South Mary Avenue
                                                       Sunnyvale, CA 94087

                                 SCHEDULE 13D

--------------------                                      -------------------
CUISP NO. 746217108                                       PAGE 31 OF 31 PAGES
--------------------                                      -------------------

                                  SCHEDULE C

                                                             Percentage of
                                                         Outstanding Shares of
                      Number of Shares Issuer of        Issuer  Common Stock as
Individual         Common Stock Beneficially Owned         of April 7, 1997
----------         -------------------------------      -----------------------
Reed Hastings           4,070,000                               9.5%
Paul H. Levine            386,943                               0.9
Louis J. Volpe             78,580                               0.2
David A. Litwack           20,251                               *
Thomas A. Jermoluk         15,000                               *
Aki Fujimura              446,383                               1.0
Chuck Bay                 137,000                               0.3
W. Geoffrey Stein          41,650                               0.1
David Barrett                   0                               0.0

* Indicates less than one (1) percent.